Exhibit 99.1

Boqii Announces Unaudited Financial Results for the Second Half of Fiscal Year 2023 and Full Fiscal Year 2023

Second Half Year Revenues of RMB502.5 million

Full Year Revenues of RMB1,092.1 million

SHANGHAI, June 27, 2023 (PRN Newswire) — Boqii Holding Limited (“Boqii” or the “Company”) (NYSE: BQ), a leading pet-focused platform in China, today announced its unaudited financial results for the second half of fiscal year 2023 and fiscal year ended March 31, 2023.

Operational and Financial Highlights for the Second Half of Fiscal Year 2023:

•	Total revenues were RMB502.5 million (US$73.2 million), compared to RMB582.5 million in the same period of fiscal year 2022.

•

Loss from operations was RMB74.2 million (US$10.8 million), compared to RMB55.7 million in the same period of fiscal year 2022. Impairment of goodwill of RMB40.7 million (US$5.9 million) was recorded in operating loss in the second half of fiscal year 2023, compared to nil in the same period of fiscal year 2022.

•	Net loss was RMB76.5 million (US$11.1 million), compared to RMB50.9 million in the same period of fiscal year 2022.

•	Non-GAAP net loss[1] was RMB42.2 million (US$6.1 million), representing a decrease of 13.7% from non-GAAP net loss of RMB48.8 million in the same period of fiscal year 2022.

•	EBITDA[1] was a loss of RMB70.2 million (US$10.2 million), compared to a loss of RMB44.3 million in the same period of fiscal year 2022.

•	Total GMV[2] was RMB1,182.1 million (US$172.1 million), compared to RMB1,422.4 million in the same period of fiscal year 2022.

•	Active buyers were 2.9 million, compared to 3.3 million in the same period of fiscal year 2022.

Fiscal Year 2023 Operational and Financial Highlights:

•	Total revenues were RMB1,092.1 million (US$159.0 million), compared to RMB1,186.4 million in fiscal year 2022.

•

Loss from operations was RMB103.8 million (US$15.1 million), representing a decrease of 24.9% from RMB138.2 million in fiscal year 2022. Impairment of goodwill of RMB40.7 million (US$5.9 million) was recorded in operating loss in fiscal year 2023, compared to nil in fiscal year 2022

•	Net loss was RMB106.0 million (US$15.4 million), representing a decrease of 20.2% from net loss of RMB132.8 million in fiscal year 2022.

[1]

Non-GAAP net loss refers to net loss excluding fair value change of derivative liabilities , share-based compensation expenses and impairment of goodwill. EBITDA refers to net loss excluding income tax expenses, interest expense, interest income, depreciation and amortization expenses, but including all the professional expenses in relation to initial public offering. Non-GAAP net loss and EBITDA are Non-GAAP financial measures. See the section titled “Non-GAAP Financial Measures” for more information about non-GAAP net loss and EBITDA.

[2]

GMV refers to gross merchandise volume, which is the total value of confirmed orders placed with us and sold through distribution model or drop shipping model where we act as a principal in the transaction regardless of whether the products are delivered or returned, calculated based on the listed prices of the ordered products without taking any discounts into consideration. The total GMV amount (i) includes GMV of products sold by Xingmu, (ii) excludes products sold through consignment model and (iii) excludes the value of services offered by us. GMV is subject to future adjustments (such as refunds) and represents only one measure of the Company’s performance and should not be relied on as an indicator of the Company’s financial results, which depend on a variety of factors.

•	Non-GAAP net loss[1] was RMB70.7 million (US$10.3million), representing a decrease of 41.7% from non-GAAP net loss of RMB121.2 million in fiscal year 2022.

•	EBITDA[1] was a loss of RMB93.1 million (US$13.6million), representing a decrease of 23.2% from a loss of RMB121.3 million in fiscal year 2022.

•	Total GMV[2] was RMB2,564.1 million (US$373.4 million), compared to RMB2,907.2 million in fiscal year 2022.

•	Active buyers were 5.8 million, representing an increase of 16.2% from 5.0 million in fiscal year 2022.

Mr. Hao Liang, Boqii’s Founder, Chairman and Chief Executive Officer commented, “Fiscal year 2023 presented numerous challenges, yet Boqii continued to demonstrate its value proposition to pet parents and achieved outstanding results in fiscal year 2023. Our community was able to report a 16.2% annual growth in the number of active buyers to 5.8 million in fiscal year 2023, compared to fiscal year 2022. We were also able to achieve a low customer acquisition cost of RMB3.8 per user in the second half of fiscal year 2023. In terms of business, we strived to learn and adapt to the market by strengthening our grip on the supply chain, streamlining our operations and reducing our overheads. These efforts led to a 24.9% year-on-year drop in operating loss. In light of our improvement in operation efficiency, we remain confident in the prospect of China’s pet market and Boqii’s development.”

Ms. Yingzhi (Lisa) Tang, Boqii’s Co-Founder, Co-Chief Executive Officer and Chief Financial Officer commented, “In addition to our community and supply chain expansion, we also made notable progress in our private label. In fiscal year 2023, net revenues generated from sales of our private label products increased by 19.2% year-on-year in spite of the challenges. As we continued to refine our product portfolio, private label gross margin increased 340 basis points year over year to 32.8%.We have also optimized our operating expenses in fiscal year 2023, with sales and marketing expenses and general and administrative expenses dropping by 27.5% and 38.9% year-on-year, respectively. Looking ahead, we will continue to expand our private label and improve our utilization of resources, and we believe that our efforts to improve financial performance will set us on the right path towards achieving better valuation and shareholders’ return.”

Financial Results for the Second Half of Fiscal Year 2023:

Total revenues were RMB502.5 million (US$73.2 million), compared to RMB582.5 million in the same period of fiscal year 2022. The decrease was primarily due to the resurgence of Covid-19 in certain regions in China.

Revenues (in millions, except for percentages)	Six Months Ended March 31,		%
	2023	2022	change
	RMB	RMB	YoY
Product sales	479.8	559.7	(14.3%)
• Boqii Mall	195.4	217.8	(10.3%)
• Third party e-commerce platforms	284.4	341.9	(16.8%)
Online marketing and information services and other revenue	22.7	22.8	(0.4%)

Total	502.5	582.5	(13.7%)

[1]

Non-GAAP net loss refers to net loss excluding fair value change of derivative liabilities, share-based compensation expenses and impairment of goodwill. EBITDA refers to net loss excluding income tax expenses, interest expense, interest income, depreciation and amortization expenses, but including all the professional expenses in relation to initial public offering. Non-GAAP net loss and EBITDA are Non-GAAP financial measures. See the section titled “Non-GAAP Financial Measures” for more information about non-GAAP net loss and EBITDA.

2

GMV refers to gross merchandise volume, which is the total value of confirmed orders placed with us and sold through distribution model or drop shipping model where we act as a principal in the transaction regardless of whether the products are delivered or returned, calculated based on the listed prices of the ordered products without taking any discounts into consideration. The total GMV amount (i) includes GMV of products sold by Xingmu, (ii) excludes products sold through consignment model and (iii) excludes the value of services offered by us. GMV is subject to future adjustments (such as refunds) and represents only one measure of the Company’s performance and should not be relied on as an indicator of the Company’s financial results, which depend on a variety of factors.

Gross profit was RMB109.6 million (US$16.0 million), compared to RMB130.6 million in the same period of fiscal year 2022.

Gross margin was 21.8%, compared to 22.4% in the same period of fiscal year 2022.

Operating expenses were RMB143.1 million (US$20.8 million), representing a decrease of 23.3% from RMB186.5 million in the same period of fiscal year 2022. Operating expenses as a percentage of total revenues were 28.5%, down from 32.0% in the same period of fiscal year 2022.

•

Fulfillment Expenses were RMB58.1 million (US$8.4 million), representing a decrease of 18.7% from RMB71.5 million in the same period of fiscal year 2022. Fulfillment expenses as a percentage of total revenues were 11.6%, down from 12.3% in the same period of fiscal year 2022. The decrease was mainly due to (i) the improved utilization of warehouses by adjusting inventory mix; and (ii) reduced shipping and handling expenses related to the utilization of small warehouses in low-tier cities.

•

Sales and marketing expenses were RMB60.5 million (US$8.8 million), representing a decrease of 25.8% from RMB81.5 million in the same period of fiscal year 2022. The decrease was primarily due to (i) the decrease in personnel expense of RMB8.5 million related to the optimization of our organizational structure; (ii) the decrease in advertising expenses of RMB10.6 million, as a result of cost-saving efforts; and (iii) the decrease in third-party platform commission fee of RMB1.8 million, resulting from a reduced proportion of revenues generated from third-party e-commerce platforms. Sales and marketing expenses as a percentage of total revenues were 12.0%, down from 14.0% in the same period of fiscal year 2022.

•

General and administrative expenses were RMB24.5 million (US$3.6 million), representing a decrease of 26.8% from RMB33.5 million in the same period of fiscal year 2022. The decrease was primarily due to (i) the decrease in share-based compensation expenses of RMB7.2 million, resulting from the cancellation of options corresponding to employee departures; and (ii) the decrease in staff costs of RMB1.0 million related to the optimization of our organizational structure. General and administrative expenses as a percentage of total revenue were 4.9%, down from 5.7% in the same period of fiscal year 2022.

Operating loss was RMB74.2 million (US$10.8 million), compared to RMB55.7 million in the same period of fiscal year 2022. Impairment of goodwill of RMB40.7 million (US$5.9 million) was recorded in operating loss in the second half of fiscal year 2023, compared to nil in the same period of fiscal year 2022.

Net loss was RMB76.5 million (US$11.1 million), compared to RMB50.9 million in the same period of fiscal year 2022.

Non-GAAP net loss was RMB42.2 million (US$6.1 million), representing a decrease of 13.7% from non-GAAP net loss of RMB48.8 million in the same period of fiscal year 2022. See the section titled “Non-GAAP Financial Measures” for more information about non-GAAP net loss.

EBITDA was a loss of RMB70.2 million (US$10.2 million), compared to a loss of RMB44.3 million in the same period of fiscal year 2022. See the section titled “Non-GAAP Financial Measures” for more information about EBITDA.

Diluted net loss per share was RMB1.07 (US$0.16), compared to diluted net loss per share of RMB0.73 in the same period of fiscal year 2022.

Fiscal Year 2023 Financial Results:

Total revenues were RMB1,092.1 million (US$158.4 million), compared to RMB1,186.4 million in fiscal year 2022. The decrease was primarily due to the negative impact brought by the outbreak and spread of Covid-19 in China.

Revenues (in millions, except for percentages)	Fiscal Year Ended March 31,		%
	2023	2022	change
	RMB	RMB	YoY
Product sales	1,048.5	1,137.3	(7.8%)
• Boqii Mall	434.0	433.6	0.1%
• Third party e-commerce platforms	614.5	703.7	(12.7%)
Online marketing and information services and other revenue	43.6	49.1	(11.2%)

Total	1,092.1	1,186.4	(7.9%)

Gross profit was RMB233.5 million (US$34.0 million), compared to RMB242.7 million in fiscal year 2022.

Gross margin was 21.4%, representing an increase of 90 basis points from 20.5% in fiscal year 2022, which is primarily due to improvement of gross margin of private label products and increased proportion of pet supplies and health care products with higher margins.

Operating expenses were RMB296.9 million (US$43.2 million), representing a decrease of 22.1% from RMB381.3 million in fiscal year 2022. Operating expenses as a percentage of total revenues were 27.2%, down from 32.1% in fiscal year 2022.

•

Fulfillment Expenses were RMB126.3 million (US$18.4 million), representing a decrease of 5.8% from RMB134.0 million in fiscal year 2022. Fulfillment expenses as a percentage of total revenues were 11.6%, up from 11.3% in fiscal year 2022. The increase was mainly due to the increased shipping and handling expenses in the first half of fiscal year 2023, which resulted from temporary logistics price increases and transportation restrictions due to the logistics restriction caused by the Covid-19 resurgence in certain areas of China starting from April 2022.

•

Sales and marketing expenses were RMB124.0 million (US$18.0 million), representing a decrease of 27.5% from RMB171.0 million in fiscal year 2022. The decrease was primarily due to (i) the decrease in personnel expense of RMB7.6 million related to the optimization of our organizational structure; (ii) the decrease in advertising expenses decreased of RMB36.7 million, as a greater proportion of revenues were generated from channels that are more cost-efficient; and (iii) the decrease in third-party platform commission fee of RMB1.8 million, resulting from a reduced proportion of revenues generated from third-party e-commerce platforms. Sales and marketing expenses as a percentage of total revenue were 11.4%, down from 14.4% in fiscal year 2022.

•

General and administrative expenses were RMB46.6 million (US$6.8 million), representing a decrease of 38.9% from RMB76.2 million in fiscal year 2022. The decrease was primarily due to (i) the decrease in share-based compensation expenses of RMB20.7 million, resulting form the cancellation of options corresponding to employee departures; (ii) the decrease in staff costs of RMB2.5 million related to the optimization of our organizational structure; and (iii) the decline in professional of RMB3.2 million, compared to fiscal year 2022. General and administrative expenses as a percentage of total revenue were 4.3%, down from 6.4% in fiscal year 2022.

Operating loss was RMB103.8 million (US$15.1 million), representing a decrease of 24.9% from RMB138.2 million in fiscal year 2022. Impairment of goodwill of RMB40.7 million (US$5.9 million) was recorded in operating loss in fiscal year 2023, compared to nil in fiscal year 2022.

Net loss was RMB106.0 million (US$15.4 million), representing a decrease of 20.2% from net loss of RMB132.8 million in fiscal year 2022.

Non-GAAP net loss was RMB70.7 million (US$10.3 million), representing a decrease of 41.7% from net loss of RMB121.2 million in fiscal year 2022. See the section titled “Non-GAAP Financial Measures” for more information about non-GAAP net loss.

EBITDA was a loss of RMB93.1 million (US$13.6 million), representing a decrease of 23.2% from a loss of RMB121.3 million in fiscal year 2022. See the section titled “Non-GAAP Financial Measures” for more information about EBITDA.

Diluted net loss per share was RMB1.50 (US$0.22), compared to diluted net loss per share of RMB1.90 in fiscal year 2022.

Total cash and cash equivalents and short-term investments were RMB159.6 million (US$23.2 million), compared to RMB290.9 million as of March 31, 2022.

Conference Call

Boqii’s management will hold a conference call to discuss the financial results at 8:00 AM on Tuesday, June 27, 2023, U.S. Eastern Time (8:00 PM on Tuesday, June 27, 2023, Beijing/Hong Kong Time).

To join the conference, please dial in 15 minutes before the conference is scheduled to begin using below numbers. Please ask to be joined into the Boqii Holding Limited call.

Phone Number
International	1-412-317-6061
United States	1-888-317-6003
Hong Kong	852 800 963-976
Mainland China	86 4001-206115
Passcode	5909659

A replay of the conference call may be accessed by phone at the following numbers until July 5, 2023.

Phone Number
International	1-412-317-0088
United States	1-877-344-7529
Replay Access Code	5999158

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.boqii.com/.

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is a leading pet-focused platform in China. We are the leading online destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private label, Yoken and Mocare, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, namely non-GAAP net loss, non-GAAP net loss margin, EBITDA and EBITDA margin, in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) non-GAAP net loss as net loss excluding fair value change of derivative liabilities , share-based compensation expenses and impairment of goodwill, (ii) non-GAAP net loss margin as non-GAAP net loss as a percentage of total revenues, (iii) EBITDA as net loss excluding income tax expenses, interest expense, interest income, depreciation and amortization expenses, and (iv) EBITDA margin as EBITDA as a percentage of total revenues. The Company believes non-GAAP net loss, non-GAAP net loss margin, EBITDA and EBITDA margin enhance investors’ overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. As these non-GAAP financial measures have limitations as analytical tools and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled “Reconciliation of GAAP and Non-GAAP Results.” The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD,” or “US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8676 to US$1.00, the noon buying rate in effect on March 31, 2023 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

For investor and media inquiries, please contact:

Boqii Holding Limited

Investor Relations

Tel: +86-21-6882-6051

Email: ir@boqii.com

DLK Advisory Limited

Tel: +852-2857-7101

Email: ir@dlkadvisory.com

BOQII HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of March 31, 2022	As of March 31, 2023	As of March 31, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	162,855	89,850	13,083
Short-term investments	128,084	69,797	10,163
Accounts receivable, net	49,231	76,742	11,175
Inventories, net	109,921	81,052	11,802
Prepayments and other current assets	116,738	79,359	11,556
Amounts due from related parties	11,726	9,379	1,366

Total current assets	578,555	406,179	59,145

Non-current assets:
Property and equipment, net	7,779	5,492	800
Intangible assets	25,544	21,594	3,144
Operating lease right-of-use assets	38,567	22,354	3,255
Long-term investments	82,319	75,607	11,010
Goodwill	40,684	—	—
Amounts due from related parties, non-current	—	2,988	435
Other non-current asset	4,861	6,586	959

Total non-current assets	199,754	134,621	19,603

Total assets	778,309	540,800	78,748

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	161,126	86,261	12,561
Accounts payable	94,224	56,022	8,157
Salary and welfare payable	6,871	6,890	1,003
Accrued liabilities and other current liabilities	27,324	22,104	3,219
Amounts due to related parties, current	219	471	69
Contract liabilities	7,007	4,471	651
Operating lease liabilities, current	10,001	9,220	1,343
Derivative liabilities	9,086	10,701	1,558

Total current liabilities	315,858	196,140	28,561

Non-current liabilities
Deferred tax liabilities	4,847	4,141	603
Operating lease liabilities, non-current	28,197	12,741	1,855
Other debts, non-current	181,062	102,828	14,973

Total non-current liabilities	214,106	119,710	17,431

Total liabilities	529,964	315,850	45,992

Mezzanine equity
Redeemable non-controlling interests	6,522	7,196	1,048

Total mezzanine equity	6,522	7,196	1,048

Shareholders’ equity:
Class A ordinary shares (US$0.001 par value; 129,500,000 shares authorized, 55,709,591 and 55,763,079 shares issued and outstanding as of March 31, 2022 and March 31, 2023, respectively)	372	373	54
Class B ordinary shares (US$0.001 par value; 15,000,000 shares authorized, 13,037,729 shares issued and outstanding as of March 31, 2022 and March 31, 2023, respectively)	82	82	12
Additional paid-in capital	3,295,336	3,287,696	478,727
Statutory reserves	3,433	3,876	564
Accumulated other comprehensive loss	(46,069)	(37,189)	(5,415)
Accumulated deficit	(2,889,233)	(2,993,150)	(435,836)
Receivable for issuance of ordinary shares	(164,746)	(83,405)	(12,145)

Total Boqii Holding Limited shareholders’ equity	199,175	178,283	25,961

Non-controlling interests	42,648	39,471	5,747

Total shareholders’ equity	241,823	217,754	31,708

Total liabilities, mezzanine equity and shareholders’ equity	778,309	540,800	78,748

BOQII HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Six Months Ended March 31,			Fiscal Year Ended March 31,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Product sales	559,746	479,793	69,863	1,137,329	1,048,491	152,672
Online marketing and information services and other revenue	22,716	22,672	3,301	49,100	43,603	6,349

Total revenues	582,462	502,465	73,164	1,186,429	1,092,094	159,021
Total cost of revenue	(451,818)	(392,905)	(57,211)	(943,698)	(858,608)	(125,023)

Gross profit	130,644	109,560	15,953	242,731	233,486	33,998

Operating expenses:
Fulfillment expenses	(71,507)	(58,134)	(8,465)	(134,026)	(126,295)	(18,390)
Sales and marketing expenses	(81,532)	(60,477)	(8,806)	(170,986)	(124,007)	(18,057)
General and administrative expenses	(33,474)	(24,488)	(3,566)	(76,248)	(46,554)	(6,779)
Impairment of goodwill	—	(40,684)	(5,924)	—	(40,684)	(5,924)
Other income, net	213	44	6	280	286	42

Loss from operations	(55,656)	(74,179)	(10,802)	(138,249)	(103,768)	(15,110)

Interest income	5,613	3,397	495	15,477	7,420	1,081
Interest expense	(8,825)	(6,157)	(897)	(20,884)	(13,350)	(1,944)
Other (losses)/gain, net	5,615	(2,033)	(296)	6,020	5,159	751
Fair value change of derivative liabilities	2,413	2,268	330	2,824	(2,266)	(330)

Loss before income tax expenses	(50,840)	(76,704)	(11,170)	(134,812)	(106,805)	(15,552)
Income taxes expenses	324	493	72	1,571	911	133
Share of results of equity investees	(416)	(266)	(39)	418	(82)	(12)

Net loss	(50,932)	(76,477)	(11,137)	(132,823)	(105,976)	(15,431)
Less: Net loss attributable to the non-controlling interest shareholders	(750)	(2,878)	(419)	(4,433)	(3,177)	(462)

Net loss attributable to Boqii Holding Limited	(50,182)	(73,599)	(10,718)	(128,390)	(102,799)	(14,969)
Accretion on redeemable non-controlling interests to redemption value	(292)	(352)	(51)	(575)	(675)	(98)

Net loss attributable to Boqii Holding Limited’s ordinary shareholders	(50,474)	(73,951)	(10,769)	(128,965)	(103,474)	(15,067)

Net loss	(50,932)	(76,477)	(11,137)	(132,823)	(105,976)	(15,431)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	(10,764)	(6,738)	(981)	(16,529)	15,591	2,270
Unrealized securities holding loss	(9,368)	(6,462)	(941)	(9,368)	(6,711)	(977)

Total comprehensive loss	(71,064)	(89,677)	(13,059)	(158,720)	(97,096)	(14,138)

Less: Total comprehensive loss attributable to non-controlling interest shareholders	(750)	(2,878)	(419)	(4,433)	(3,177)	(462)

Total comprehensive loss attributable to Boqii Holding Limited	(70,314)	(86,799)	(12,640)	(154,287)	(93,919)	(13,676)

Net loss per share attributable to Boqii Holding Limited’s ordinary shareholders
— basic	(0.74)	(1.07)	(0.16)	(1.90)	(1.50)	(0.22)
— diluted	(0.74)	(1.07)	(0.16)	(1.90)	(1.50)	(0.22)
Weighted average number of ordinary shares
— basic	68,341,615	68,876,241	68,876,241	68,006,172	68,858,823	68,858,823
— diluted	68,341,615	68,876,241	68,876,241	68,006,172	68,858,823	68,858,823

Boqii Holding Limited

Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for percentages)

	Six Months Ended March 31,		Fiscal Year Ended March 31,
	2022	2023	2022	2023
	RMB	RMB	RMB	RMB
Net loss	(50,932)	(76,477)	(132,823)	(105,976)
Fair value change of derivative liabilities	(2,413)	(2,268)	(2,824)	2,266
Share-based compensation expenses	4,506	(4,110)	14,409	(7,677)
Impairment of goodwill	—	40,684	—	40,684

Non-GAAP net loss	(48,839)	(42,171)	(121,238)	(70,703)
Non-GAAP net loss margin	(8.4%)	(8.4%)	(10.2%)	(6.5%)

	Six Months Ended March 31,		Fiscal Year Ended March 31,
	2022	2023	2022	2023
	RMB	RMB	RMB	RMB
Net loss	(50,932)	(76,477)	(132,823)	(105,976)
Income tax expenses	(324)	(493)	(1,571)	(911)
Interest expenses	8,825	6,157	20,884	13,350
Interest income	(5,613)	(3,397)	(15,477)	(7,420)
Depreciation and amortization expenses	3,793	4,035	7,678	7,844

EBITDA	(44,251)	(70,175)	(121,309)	(93,113)
EBITDA margin	(7.6%)	(14%)	(10.2%)	(8.5%)